Exhibit 99.1

TDH HOLDINGS, INC.

CHARTER OF THE AUDIT COMMITTEE

Membership

The Audit Committee (the “Committee”) of the board of directors (the “Board”) of TDH Holdings, Inc. (the “Company”) shall consist of three or more directors. Each member of the Committee shall be independent in accordance with the requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the rules of the Nasdaq Stock Market. No member of the Committee can have participated in the preparation of the Company’s or any of its subsidiaries’ financial statements at any time during the past three years.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement. At least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that leads to financial sophistication. At least one member of the Committee must be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. A person who satisfies this definition of audit committee financial expert will also be presumed to have financial sophistication.

The members of the Committee shall be appointed by the Board based on recommendations from the nominating and corporate governance committee of the Board. The members of the Committee shall serve for such term or terms as the Board may determine or until earlier resignation or death. The Board may remove any member from the Committee at any time with or without cause.

Purpose

The primary purpose of the Committee is to oversee the quality and integrity of the Company’s accounting and financial reporting processes and the audit of the Company’s financial statements. To fulfill this obligation, the Committee relies on:

●	management for the preparation and accuracy of the Company’s financial statements;

●	management for establishing effective internal controls and procedures to ensure the Company’s compliance with accounting standards, financial reporting procedures and applicable laws and regulations;

●	management for establishing an effective anti-fraud program; and

●	the Company’s independent auditors for an unbiased, diligent audit or review, as applicable, of the Company’s financial statements.

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Duties and Responsibilities

The Committee shall have the following authority and responsibilities:

1.	To (a) select and retain an independent registered public accounting firm to act as the Company’s independent auditors for the purpose of auditing the Company’s annual financial statements, books, records, and accounts, (b) set the compensation of the Company’s independent auditors, (c) oversee the work done by the Company’s independent auditors, (d) terminate the Company’s independent auditors, if necessary, and (e) perform an annual evaluation of the performance of the independent auditors. The independent auditors shall report directly to the Committee.

2.	To select, retain, compensate, oversee and terminate, if necessary, any other registered public accounting firm engaged for the purpose of preparing or issuing a report on the Company’s internal controls, or perform other audit, review or attest services for the Company.

3.	To pre-approve all audit and permitted non-audit and tax services that may be provided by the Company’s independent auditors, and to establish such policies and procedures as the Committee deems necessary for the Committee’s pre- approval of permitted services by the Company’s independent auditors.

4.	At least annually, to obtain and review a formal written statement by the Company’s independent auditors that describes all relationships between the firm and the Company or any of its subsidiaries, consistent with Independence Standards Board Standard 1; and to actively engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors.

5.	To assure the required rotation of the lead audit partner at the Company’s independent auditors.

6.	To review and discuss with the Company’s independent auditors (a) all critical accounting policies and practices used by the Company; (b) all alternative treatments of financial information within generally accepted accounting principles (“GAAP”) that have been discussed with management, the ramifications of the use of such alternative treatments and the treatment preferred by the independent auditors; and (c) other material written communications between the independent auditors and management.

7.	To review and discuss with the Company’s independent auditors any other matters required to be discussed by PCAOB Auditing Standards No. 16, Communications with Audit Committees.

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8.	To review and discuss with the Company’s independent auditors and management the Company’s annual audited financial statements (including the related notes), the form of audit opinion to be issued by the auditors on the financial statements and the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to be included in the Company’s Annual Report before it is filed.

9.	To recommend to the Board that the audited financial statements be included in the Company’s Annual Report and to produce the audit committee report required to be included in the Company’s proxy statement.

10.	To review and discuss with the Company’s independent auditors and management the Company’s quarterly financial statements and the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to be included in the Company’s interim filings before they are filed.

11.	To review and discuss with management the Company’s earnings press releases, including the type of information to be included and its presentation and the use of any pro forma or adjusted non-GAAP information, before their release to the public.

12.	To establish and oversee procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

13.	To review, approve and oversee any transaction between the Company and any related person.

14.	To review and assess the Company’s financial risk management process, including the adequacy of the company’s overall financial control environment and controls in selected areas representing significant financial risk.

Outside Advisors

The Committee shall have the authority, in its sole discretion, to retain and obtain the advice and assistance of independent outside legal counsel and such other advisors as it deems necessary to fulfill its duties and responsibilities under this Charter. The Committee shall set the compensation and oversee the work of any outside legal counsel and other advisors.

The Committee shall receive appropriate funding from the Company, as determined by the Committee in its capacity as a committee of the Board, for the payment of compensation to the Company’s independent auditors, any other accounting firm engaged to perform services for the Company, any outside legal counsel and any other advisors to the Committee.

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Structure and Operations

The Board shall designate a member of the Committee as the chairperson. The Committee shall meet no less than four times annually and more frequently as circumstances require. At least quarterly, the meetings of the Committee shall include an executive session of the Committee, absent members of management, and an executive session with the independent auditors. The Committee shall report regularly to the Board regarding its actions and make recommendations to the Board as appropriate. The Committee is governed by the same rules regarding meetings (including meetings in person or by telephone or other similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board.

The chairperson and others on the Committee shall, to the extent appropriate, have contact throughout the year with senior management, other committee chairpersons, and other key Committee advisors, external and internal auditors, etc., as applicable, to strengthen the Committee’s knowledge of relevant current and prospective business issues.

The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.

Delegation of Authority

The Committee shall have the authority to delegate any of its responsibilities, along with the authority to take action in relation to such responsibilities, to one or more subcommittees as the Committee may deem appropriate in its sole discretion. The Chair may represent the entire Committee, as a subcommittee, with respect to functions of the Committee undertaken between meetings. Any actions of a subcommittee shall be presented to the full Committee at its next scheduled meeting.

Performance Evaluation

The Committee shall conduct an annual evaluation of the performance of its duties under this Charter and shall present the results of the evaluation to the Board. The Committee shall conduct this evaluation in such manner as it deems appropriate.

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